# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 04/02/2026
Amends the filing with accession number 0001193805-26-000067
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (15.6% of the class)
- ATG Capital Management LP (CIK 0002110268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (15.6% of the class)
- ATG Capital Management GP LLC (CIK 0002110271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (15.6% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (15.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D filed by the undersigned on January 26, 2026, as amended on January 28, 2026, February 4, 2026, February 25, 2026, March 2, 2026, and March 9, 2026 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 6, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 2, 2026, ATG Fund filed a Verified Complaint (the "Complaint") in the Court of Chancery of the State of Delaware (the "Court"), seeking declaratory and injunctive relief against (i) Co-Chief Executive Officer and Chairman of the Issuer's Board Ryan Lane, Co-Chief Executive Officer and director John Kim, and directors Jonathan P. Foster, Adrian Solgaard, Orn Olason, Rohan Chauhan, Matthew Homer and Ian Read (together, the "Director Defendants") and (ii) the Issuer, as nominal defendant (together with the Director Defendants, the "Defendants"). The Complaint alleges, among other items, that the Defendant Directors have violated their fiduciary duties to stockholders in connection with the Issuer's (x) entrance into that certain securities purchase agreement dated March 23, 2026 (the "SPA") and the issuance of 2,558,422 Shares and 2,079,797 pre-funded warrants thereunder (the "March Issuance"), (y) contention that ATG Fund's Nomination Notice of an alternative slate of director candidates was deficient under the Issuer's Third Amended and Restated Bylaws (the "Bylaws"), and (z) disclosure to the public regarding the Issuer's alleged rejection of ATG Fund's Nomination Notice.

As discussed in detail in the Complaint, ATG Fund believes that the Director Defendants have violated their fiduciary duties to stockholders and the Issuer by adopting unreasonable, entrenchment-driven defensive measures to interfere with the stockholder franchise. ATG Fund is seeking an order from the Court providing the following relief, among other items:

o declarations that the Director Defendants have each breached their fiduciary duties of loyalty;

o enjoining Defendants from enforcing or relying upon the shareholder rights plan, the accelerated share repurchase program, the March Issuance, or the rejection of ATG Fund's Nomination Notice;

o declaring that ATG Fund's Nomination Notice satisfied the Issuer's Bylaws (or, in the alternative, declaring that the nomination period will reopen ahead of the Annual Meeting);

o declaring and decreeing that the shares issued in connection with the March Issuance may not vote at the Annual Meeting;

o declaring and decreeing that the Director Defendants have each breached their fiduciary duties of disclosure; and

o enjoining Defendant's from soliciting proxies until such time as they make corrective disclosures.

The foregoing description of the Complaint does not purport to be complete and is qualified in its entirety by reference to the full text of the Complaint, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 28,821,388 Shares outstanding as of April 3, 2026, which is the difference obtained by subtracting (i) 2,596,395 pre-funded warrants reported as potentially exercisable in the press release issued by the Issuer on April 6, 2026 (the "Press Release"), from (ii) the 31,417,783 Shares outstanding as of April 3, 2026, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Complaint filed by ATG Capital on April 2, 2026.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (04/06/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (04/06/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (04/06/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (04/06/2026)